Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 21-17

Alianza Minerals Completes Drilling Campaign at Haldane, Keno Hill District, Yukon Territory

•Six holes completed at emerging West Fault Target

•Five holes completed to depth intersected breccia/fault/vein zone with siderite-galena-sphalerite mineralization

•West Fault target remains open in all directions, only 150 metres of the 1,100 metre-long structure having been drill tested

Vancouver, BC, July 28, 2021 - Alianza Minerals Ltd. (TSX-V: ANZ, OTCQB: TARSF) (“Alianza” or the “Company”) reports that it has completed the 2021 drilling campaign at the Company’s wholly-owned Haldane high-grade silver property located in the historic Keno Hill Mining District of Yukon Territory. Drilling has focused on the West Fault target where the program’s first analytical results from drill hole HLD21-24 (reported in NR dated July 12, 2021) intersected an average of 3,267 g/t silver, 5.80% lead and 7.02% zinc (3,720 g/t silver-equivalent(1)) over 2.1 metres (estimated true width of 1.26 metres) in siderite-galena-sphalerite vein and breccia mineralization within a wider zone of siderite veining and brecciation, fault gouge with lesser galena and sphalerite which averaged 1,351 g/t silver, 2.43% lead and 2.91% zinc (1,542 g/t AgEq) over 5.24 metres (estimated true width 3.14 metres). A total of six holes were drilled (1,576.4 metres) with five reaching target depth, intersecting the West Fault structure and associated splays. The 8,579 hectare Haldane Property is located in the western portion of the Keno Hill Silver District, 25 kilometres west of Keno City, YT. Exploration at Haldane is targeting extensions of historical high-grade silver production on the property as well as recently defined targets, such as the West Fault, in new areas of the property.

“We are very pleased with the 2021 campaign at the West Fault,” stated Jason Weber, P.Geo, President and CEO of Alianza. “We are encouraged that we have intersected West Fault vein mineralization in every hole that has reached target depth. We look forward to seeing what the remaining intersections grade in terms of silver, lead and zinc.”

Samples from the remaining drill holes targeting the West Fault are in process at the laboratory. It is expected that the complete results will be released in August. An updated drill plan and long section with the completed drilling can by found on the Company's website http://www.alianzaminerals.com under the Haldane Project section.

The West Fault structure is traced for over 650 metres and can be interpreted to extend to 1.1 kilometres in length before merging with the 2.2 kilometre-long Main Zone structure. Drill testing to date covers only a fraction of the West Fault target and the current program is systematically testing the structure in approximate 50 metre step-outs along strike and down dip. High grade silver mineralization has now been intersected in two holes that pierce the vein 80 metres apart. The West Fault is one of four high-priority silver-lead-zinc-bearing vein drill targets at Haldane.

(1) Silver-equivalent values are calculated assuming 100% recovery using the formula: ((20 * silver (g/t) / 31.1035) + (1650 * gold (g/t) / 31.1035) + (0.90 * 2204 * lead %/100) + (1.10 * 2204 * zinc %/100)) *(31.1035 / 20). Metal price assumptions are US$20/oz silver, US$1650/oz gold, US$0.90/lb lead and US$1.10/lb zinc.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Colorado, Nevada and Peru. Alianza currently has one project (Tim, Yukon Territory) optioned out to Coeur Mining, Inc. and a copper exploration alliance in the southwestern United States with Cloudbreak Discovery PLC. Alianza is also seeking partners on other projects.

The Company is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTCQB market in the US under the symbol “TARSF”.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

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